

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 16, 2006

Mr. Wang Guoliang
Chief Financial Officer
PetroChina Company Limited
16 Andelu
Dongcheng District, Beijing, 100011
The People's Republic of China

>   **Re: PetroChina Company Limited**
>   **Form 20-F for Fiscal Year Ended December 31, 2004**
>   **Filed June 29, 2005**
>   **Response Letter Dated February 15, 2006**
>   **File No. 001-15006**

Dear Mr. Guoliang:

    We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2004

Note 3. Summary of Principal Accounting Policies, page F-9

(g) Oil and gas properties, page F-11

1.   We have considered your response to prior comment one and have the following
        additional comments:

   •   We note from your response to prior comment one that you were "not legally
        required to take any abandonment measures for [your] tangible long-lived
        assets;" and that the only circumstance in which you incurred a capping and
        plugging expense was "limited to wells that were considered to be in areas
        with extensive human use at the time of abandonment" due to safety
        precautions, although this activity was not performed on a consistent basis.
        Please tell us whether or not these safety precautions are considered
        customary by the provincial governments where your retired oil and gas
        properties were located or otherwise advise.

   •   Please explain, in detail, the nature of the specific regulations related to the
        abandonment of oil and gas and other natural resource properties enacted
        during 2005. Please compare and contrast these new requirements with asset
        retirement activities that you have historically performed.

   •   Please provide a detailed analysis that explains how you determined the
        estimated discounted provision you will recognize in your financial
        statements for the year ended December 31, 2005 of RMB13.2 billion or
        RMB 23.2 billion before discounting.

   •   Please identify the components of the asset retirement obligations under IAS
        37 and SFAS 143. We note from your response that these amounts represent
        "the aggregate of the estimates made on individual metering stations and
        gathering facilities in addition to wells."

   •   Please identify the portion of your accrual that relates to the provinces that
        enacted new regulations during 2005 and those that did not. Please provide us
        with information regarding the nature and the book value of the asset base by
        province which reconciles to the amount reported in your financial statements.

   •   Please identify significant differences between the regulations of the two
        provinces that have enacted regulations and tell us how these differences are

considered when determining the amount of the asset retirement obligation for the assets located in the provinces that did not enact regulations.

- Please tell us whether or not your operations located in provinces that have not enacted new regulations have been modified to comply with the regulations of the other provinces.

- Please explain in detail why you believe you have incurred an asset retirement obligation in 2005 related to assets located in provinces that have not enacted regulations.

- We note that you only incurred costs when capping or plugging certain wells after salvaging the wellhead and surface equipment for alternative use. Please tell us what you did in circumstances when you do not salvage the wellhead and surface equipment for alternative use.

- We note that your provision represents your estimate of asset retirement obligations for "all of [your] current oil and gas properties."

  o Please tell us whether or not the new regulations apply to previously retired and abandoned assets.

  o Please tell us, why your estimate of asset retirement obligations does not include liabilities related to assets that were retired and/or abandoned previously. We note from your prior response that you have abandoned and/or retired assets in the past and it appears from your response that the nature and extent of activities undertaken to retire these assets has varied.

- Please provide a sample of the intended disclosure in your financial statements and outside of your financial statements that you will include in your Form 20-F for the fiscal year ended December 31, 2005.. We would expect this disclosure to address, in detail, without limitation:

  o your change in accounting for asset retirement obligations;

  o your past practices related to asset retirement obligations and why you believe you incurred an asset retirement obligation during 2005 rather than in prior periods;

- o the extent to which your practices have changed as a result of the events that resulted in your incurring an asset retirement obligation during 2005;

- o how your change in accounting policy will impact the historical financial trends;

- o the amount of asset retirement related costs previously reported in your financial statements as normal operating costs; and,

- o how these new regulations are expected to impact your liquidity.

<u>Response letters submitted via facsimile on December 16, 2005, January 20, 2006, and February 15, 2006</u>

2.   Please submit the response letters under this heading in electronic format on Edgar as Correspondence as required by Rule 101(a)(1)(iii) of Regulation S-T. This comment applies to all correspondence between you and the staff.

<u>Closing Comments</u>

   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

   You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief